Exhibit 15(a)3 - Correspondence

May 17, 2019

RE:        RAD Diversified REIT, Inc.

       Draft Offering Statement on Form 1-A

       Submitted October 17, 2018

       CIK No. 0001721469

       File Number: 367-00175

Joshua Lobert and Kristina Marrone

Division of Corporation Finance

Office of Real Estate and Commodities

Dear Joshua Lobert and Kristina Marrone:

I am writing to respond to your comment letter dated May 03, 2019. Conveyed with this Submission is our Third Amended Draft Offering Statement ("TADOS").

  Thank you for your additional comments:
    Our Determined Share Value could be less than $10, if our Net Asset Value divided by the number of our common shares which are outstanding as of the end of the prior fiscal quarter is less than $10.00.

    If the Determined Share Value calculation comes out to less than $10.00, then the shareholder will have lost value if they purchased at or more than $10.00.

    As required by Form 1-A, Item 17-11, we will file the consents of appraisers in the future when our Company has purchased properties and has them appraised.

    Thank you for your additional guidance.
      Process to determine fair value estimate:
        Our company will calculate NAV and Determined Share Value in a manner similar to how the prior 3 funds calculated NAV. As such, we have added additional disclosure to Page 63.

        Every quarter, each property we own will be subjected to an independent 3rd party appraisal. The 3rd party appraiser will perform a 2-6-10 Sales Comparison valuation and an Income Production valuation every quarter. Yearly, a second independent appraiser will perform a Cost To Rebuild valuation, as well as the other 2 valuations. (See below and Page 62 of the TADOS for an explanation of these methods).

        Each independent 3rd party appraiser will temper their fair value appraisal based upon their knowledge of the local real estate market where each property is located. The independent 3rd party appraisers will filter out comparative sales that lay outside a 95% window. All such independent 3rd party appraisals will be conducted in conformance with the Uniform Standards of Professional Practice.

        The principals of our Manager, working with external accountants, will prepare a quarterly internal fair value assessment report based on the reports submitted by the 3rd party appraisers. The quarterly internal fair value assessment report will list the fair value of each property we own and the leverage attached to that property.

        The principals of our Manager, working with external accountants, will then calculate Net Asset Value. The Net Asset Value will be the sum of the total fair value of each of the properties listed in the quarterly internal fair value assessment report minus the leverage attached to each of those properties. The Net Asset Value will then be divided by the number of our common shares outstanding as of the end of the prior fiscal quarter to arrive at the Determined Share Value.

        The principals of our Manager, working with external accountants, will calculate our NAV on a quarterly basis using valuation methodologies that involve subjective judgments and estimates. As a result, our NAV may not accurately reflect the actual prices at which our real estate assets and investments, including related liabilities, could be liquidated on any given day.

      Role of each party
        3rd party appraisers will be responsible for determining the fair market value of each property on a quarterly basis.

        A second set of independent appraisers will be responsible for performing yearly property valuations to ensure proper oversight.

        Our Manager will be responsible for using the 3rd party appraiser reports to develop NAV and Determined Share Value.

      Primary valuation methods used:
        This is explained in our TADOS at Page 62.

        We will ask our appraisers to consider 2-6-10 Sales Comparisons, Income Production, and Cost to Rebuild when establishing fair market value.

        2-6-10 Sales Comparison Method: the 3rd party appraiser will compare the subject property with 2 other properties that have been sold within the last 6 months within 10 blocks of the property being evaluated.

        Income Production Method: the 3rd party appraiser will calculate a net present value of future income streams for the subject property. This projection is based on a 6% discount rate with a projection span of 10 years. This will also be used to calculate a cap rate to help us determine how the property is performing in the subject market.

        Cost to Rebuild Method: the 3rd party appraiser will rely upon data obtained from local contractors in the form of a cost to rebuild per square foot.

      Key assumptions used
        We assume that rental income drives the price of real estate, and we will treat the local income per household as a factor that must be considered. Our key assumption is that median income in the region drives the amount a family can pay for housing.

        If the cap rate calculated from income production valuation falls 10% relative to the price of the asset last year, then the value of the asset may need to be adjusted to reflect this change. If the amount a family can pay remains constant, then fluctuations in the amount of income from a property are likely tied to the asset underperforming or being overpriced for the market.

      Quantitative example of sensitivity
        We present here a quantitative example to show sensitivity of cap rate to changes in rental income.

        Base assumption:
          We rent a property for 1,000 a month, or 12,000 a year. This assumed property has an estimated fair market value of $100,000, but we purchased and rehabilitated it for 60,000.

          We will also assume a base vacancy rate of 10%.
Vacancy rate of 10%	$ 1,200.00
Real estate taxes	$ 702.00
Maintenance and other expenses	$ 1,000.00
Total expenses	$ 2,902.00

Annual net income	$ 9,098.00

Cap rate - Based on our acquisition and rehabilitation cost	15.16%
Cap rate - Based on Fair Market Value	9.10%

          We now provide a pessimistic change to the assumption and an optimistic change to the assumption to show the sensitivity of the quantitative example to changes in rental income.

        Pessimistic change:
          Here we assume the rental price stays the same. Since our vacancy rate has gone up to 20%, our total income has gone down. This causes our cap rates to go down to 13.16% and 7.90%. We assumed the median income stayed constant, so a higher vacancy rate means fewer people were willing or able to pay the rental price we set. Thus, asset is likely overpriced in the market.
Vacancy rate of 20%	$ 2,400.00
Real estate taxes	$ 702.00
Maintenance and other expenses	$ 1,000.00
Total expenses	$ 4,102.00

Annual net income	$ 7,898.00

Cap rate - Based on our acquisition and rehabilitation cost	13.16%
Cap rate - Based on Fair Market Value	7.90%

        Optimistic change:
          Here we assume the rental price stays the same. Since our vacancy rate has gone down to 5%, our total income has gone up. This causes our cap rates to go up to 16.16% and 9.70%. We assumed the median income stayed constant, so a lower vacancy rate means more people were willing to pay the rent we set. Thus, asset is likely correctly priced or underpriced in the market.
Vacancy rate of 5%	$ 600.00
Real estate taxes	$ 702.00
Maintenance and other expenses	$ 1,000.00
Total expenses	$ 2,302.00

Annual net income	$ 9,698.00

Cap rate - Based on our acquisition and rehabilitation cost	16.16%
Cap rate - Based on Fair Market Value	9.70%

        It should be noted that these are just examples and the actual transactions we make could be very different from these examples.

  We have added additional disclosure to Page 65. We will hold internal escrow transfers on the 17th of each month. During these internal escrow transfers, we will take out all monies held in escrow at that time. At that time we will accept the subscriptions associated with those monies, move the money out of escrow, and issue shares to those subscribing shareholders.

  Thank you for your additional comments and guidance.
    We have removed all reference in the TADOS to unrealized gains. We have also removed the 3 graphs that reflected unrealized gains. We have presented the information totally on book value and updated our narrative to reflect this decision.

    None of the properties in the prior funds were purchased with leverage. They were purchased at tax-deed and short sale proceedings that only allow cash transactions. However, some of the properties were leveraged after they were purchased. As such, Table 1 presents the percent leverage of the funds' real estate holdings. However, Table 5 accurately reflects 0 for the "Original Mortgage Financing" column, and per property numbers for the "Mortgage balance at time of sale" column.

    All of the properties in the prior funds were purchased at tax-deed or short sale proceedings. Thus, they did not engage real estate agents to help with the acquisitions. Further, the personnel who helped with the acquisitions were paid by each fund's manager from the fees (including performance and management fees) the manager made from the prior fund. Thus, the prior funds had no real fees or reimbursements to pay for the properties.

  We have spoken with our Auditor. Since we have no current business combinations, and don't currently plan to have any business combinations, our Auditor has revised our Audit report removing comments about Amortization of Goodwill.

Kind regards,